

Mail Stop 3720

December 30, 2008

Bill Burbank, Chief Executive Officer and President
China Voice Holding Corp.
327 Plaza Real, Suite 319
Boca Raton, FL 33432

     Re: China Voice Holding Corp.
              Registration Statement on Form 10-12G/A
              Filed December 23, 2008
              File No. 000-53366

Dear Mr. Burbank:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 12

Termination of relationships with key suppliers . . ., page 15

1.   We note your response to comment one in our letter dated December 19, 2008. Based on your response, it appears that there are no pricing and payment terms in your contract with Prepaid Power Distribution. Please explain through disclosure in your Management's Discussion and Analysis how pricing and payment terms are determined with respect to your substantial sales to Prepaid Power Distribution.

Item 2. Financial Information, page 24

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Quarter Ended September 30, 2008 and 2007, page 29

2.   We still believe more information is needed to adequately explain the significant increase in calling card distribution revenues in the quarter ended September 30, 2008. Identify and explain the most material drivers of this growth. For example, it appears that a significant portion of the growth was derived through Prepaid Power Distribution, which accounted for 50% of revenues in the quarter. Quantify the growth in revenues derived from this relationship and disclose the extent to which such growth was created by increased volume of calling cards sold, increases in pricing of calling cards sold, and/or introduction of new brands of calling cards sold. Provide similarly detailed disclosure with respect to other material distributor relationships.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

                                                        Sincerely,

                                                        /s/ Larry Spirgel
                                                        Assistant Director

cc: Ronald L. Brown
        Andrews Kurth LLP
        Via facsimile: (214) 659-4819